UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 7)

Under the Securities Exchange Act of 1934

Meredith Enterprises, Inc.

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)
589439 10 8

(CUSIP Number)

Allen K. Meredith
Manager, Meredith I LLC
Manager, Meredith III LLC
Meredith Enterprises, Inc.
3000 Sand Hill Road, Building 2, Suite 120
Menlo Park, CA  94025
(650) 233-7140

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
November 12, 2004

(Date of Event which Requires Filing of this Statement)

            If the filing person has previously filed a statement on Schedule
            13G to report the acquisition that is the subject of this Schedule
            13D, and is filing this schedule because of §§240.13d-1(e),
            240.13d-1(f) or 240.13d-1(g), check the following box. [ X ]

CUSIP No. 589439 10 8

1.	Names of Reporting Persons/I.R.S. Identification Nos. of above persons (entities only).
Allen K. Meredith

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power: 112,000

	8.	Shared Voting Power: 196,223

	9.	Sole Dispositive Power: 112,000

	10.	Shared Dispositive Power: 196,223

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 308,223

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11): 28.6%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 589439 10 8

1.	Names of Reporting Persons/I.R.S. Identification Nos. of above persons (entities only).
Kim Meredith

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power: -0-

	8.	Shared Voting Power: 308,223

	9.	Sole Dispositive Power: -0-

	10.	Shared Dispositive Power: 308,223

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 308,223

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11): 28.6%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 589439 10 8

1.	Names of Reporting Persons/I.R.S. Identification Nos. of above persons (entities only).
Meredith I LLC /47-0918243

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power: 124,223

	8.	Shared Voting Power: -0-

	9.	Sole Dispositive Power: 124,223

	10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 308,223

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11): 28.6%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 589439 10 8

1.	Names of Reporting Persons/I.R.S. Identification Nos. of above persons (entities only).
Meredith III LLC /20-1790404

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power: 72,000

	8.	Shared Voting Power: -0-

	9.	Sole Dispositive Power: 72,000

	10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 308,223

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11): 28.6%

14.	Type of Reporting Person (See Instructions): CO

This Amendment No. 7 to Schedule 13D amends the Schedule 13D amendment No. 6, which amended the Schedule 13D amendment No. 5 dated February 10, 2004, which amended the Schedule 13D amendment No. 4 dated December 11, 2003, which amended the Schedule 13D amendment No. 3 dated October 15, 2003, which amended the Schedule 13D amendment No. 2 dated September 19, 2003, which amended Schedule 13D amendment No. 1 dated June 24, 2003, which amended Schedule 13D dated May 9, 2003, (collectively, the  "Schedule 13D"). Unless otherwise indicated, all capitalized terms used herein shall have the same meaning as provided in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by deleting it in its entirety and inserting the following in its place:

As of the date hereof, Mr. Meredith is the direct owner of 12,000 shares of Common Stock, all of which were purchased with personal funds.

As of the date hereof, Meredith I LLC beneficially owns 124,223 shares of Common Stock.

Mr. and Mrs. Meredith, as the sole co-managers of Meredith I LLC, have shared joint authority over the disposition of all shares of Common Stock held by Meredith I LLC, as well as the acquiring, holding and voting of such shares, provided however that Mr. Meredith’s decision is determinative. Under the rules of the Securities and Exchange Commission, shares of Common Stock beneficially owned by Meredith I LLC thus may be deemed to be beneficially owned by each of Mr. and Mrs. Meredith. Further, shares of Common Stock beneficially owned by either Mr. or Mrs. Meredith may be deemed to be beneficially owned by the other spouse. Mr. and Mrs. Meredith disclaim beneficial ownership of shares held by Meredith I LLC except to the extent of their individual pecuniary interest therein.

As of the date hereof, Meredith III LLC beneficially owns 72,000 shares of Common Stock.

Mr. and Mrs. Meredith, as the sole co-managers of Meredith III LLC, have shared joint authority over the disposition of all shares of Common Stock held by Meredith III LLC, as well as the acquiring, holding and voting of such shares, provided however that Mr. Meredith’s decision is determinative. Under the rules of the Securities and Exchange Commission, shares of Common Stock beneficially owned by Meredith III LLC thus may be deemed to be beneficially owned by each of Mr. and Mrs. Meredith. Further, shares of Common Stock beneficially owned by either Mr. or Mrs. Meredith may be deemed to be beneficially owned by the other spouse. Mr. and Mrs. Meredith disclaim beneficial ownership of shares held by Meredith III LLC except to the extent of their individual pecuniary interest therein.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended by deleting it in its entirety and inserting the following in its place:

As of the date hereof, Mr. and Mrs. Meredith and Meredith I LLC directly and indirectly beneficially own Common Stock in such amounts as follows with the accompanying percentages based on a total of 976,965 shares of Common Stock outstanding as disclosed in Meredith Enterprises’ proxy statement on Schedule 14A as filed with the Securities and Exchange Commission on August 5, 2004:

	Directly	Direct Percent	Indirectly	Indirect Percent	Total Beneficially Owned	Total Beneficially Owned Percent

Allen K. Meredith	112,000(1)	10.4%	196,223(2)	18.2%	308,223	28.6%
Kim Meredith	-	-	308,223(1)(2)	28.6%	308,223	28.6%
Meredith I LLC	124,223	12.7%	-	-	124,223	12.7%
Meredith III LLC	72,000	7.4%	-	-	72,000	7.4%

(1)

Includes an option to purchase 33,333 shares of Common Stock.  This option was granted February 10, 2004 at an exercise price of $16.00 per share and vests in equal quarterly installments until fully vested on February 10, 2005.  In addition, Mr. Meredith has vested on 66,667 shares underlying an option to purchase an aggregate of 66,667 shares of Common Stock at an exercise price of $10.25 per share. The vesting schedule as to such option provides that 33,334 of the shares underlying the option vested on August 21, 2002 and the remaining 33,333 shares vest ratably on a quarterly basis over the following year provided that Mr. Meredith continues to provide services to Meredith Enterprises. Consequently, Mr. Meredith has vested in full as to all of the shares underlying such option on August 21, 2003.

(2)

All shares are held by Meredith I LLC and Meredith III LLC, of which Mr. and Mrs. Meredith are the co-managers. As such, Mr. and Mrs. Meredith have shared joint authority over the disposition of all shares of Common Stock held by Meredith I LLC, as well as the acquiring, holding and voting of such shares, provided however that Mr. Meredith’s decision is determinative. Mr. and Mrs. Meredith disclaim beneficial ownership of shares held by Meredith I LLC and Meredith III LLC except to the extent of their individual pecuniary interest therein.

Since November 3, 2004 to the date hereof,  (a) Mr. Meredith has not purchased any shares of Common Stock (b) Mrs. Meredith has not purchased any shares of Common Stock, (c) Meredith I LLC has not purchased any shares of Common Stock and (d) Meredith III LLC has purchased shares of Common Stock on the date in the amount and for the price as follows:

Date of Acquisition	Number of Shares	Price Per Share

November 12, 2004	12,000	$13.52

Between November 3, 2004 and November 12, 2004, Meredith III LLC purchased an aggregate of 12,000 shares of Common Stock for an aggregate purchase price of $162,240 using funds from capital contributions. Such shares were acquired privately from shares held in treasury by the issuer Meredith Enterprises, Inc. pursuant to an agreement between Meredith Enterprises, Inc. and Allen K. Meredith, the manager of Meredith III LLC.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

            ALLEN K. MEREDITH

            /s/ Allen K. Meredith
            By: Allen K. Meredith
            Date: November 17, 2004

            KIM MEREDITH

            /s/ Kim Meredith
            By: Kim Meredith
            Date: November 17, 2004

            MEREDITH I LLC

            /s/ Allen K. Meredith
            By: Allen K. Meredith
            Its: Manager
            Date: November 17, 2004

            MEREDITH III LLC

            /s/ Allen K. Meredith
            By: Allen K. Meredith
            Its: Manager
            Date: November 17, 2004